                                                                                                Exhibit 10.14

     DATE:

     TO:

     FROM:

     RE:      Long Term Incentive Plan

     2004 - 2006 Long Term Incentive Plan
     Enclosed you will find the 2004 - 2006 Long Term Incentive Plan. While the plan document provides specific details, here are some of the highlights:
         o    Plan participants will receive a contingent grant of PNX restricted stock units (RSUs) subject to the company achieving its performance goals
         o    The contingent RSU grant is equal to a participant's long-term incentive target based upon the share price of PNX stock on January 2, 2004 ($12.24). Each RSU is equivalent to one share of PNX common stock.
         o    The value of the actual award will vary depending upon the achievement of a company performance goal (average Return on Equity (ROE)) and the PNX stock price at the end of the three-year cycle.
         o    The company performance target is a three-year average ROE of ___%, with a minimum threshold of
              ___% and a maximum of ___%.
         o    Participants will be required to retain a fixed percentage of the award, based on their share ownership and retention guidelines.

     Please review the attached document, which details the plan design and performance criteria. The last page provides information about your short-term and long-term targets, shows examples of the range of possible value of your long-term award, and provides a reminder of your share ownership and retention guidelines.

     This is a period of extraordinary challenge and opportunity for The Phoenix Companies. This plan provides you with an opportunity to be recognized for your efforts in achieving our long-term goals and to share in the Company's success when we achieve them.

     If you have any questions, please call me at ext. ____ or ___________ at ext. ____.